5.5

AA 1/19/06



SECURITIES AND EXCHANGE COMMISSION

05076625

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 6th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr.Gary R. Stuber 212-801-9788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NH 1/20/06

State of New York
County of New York

OATH OR AFFIRMATION

I, Gary R. Stuber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities, Inc., as of November 22, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn and subscribed before me on this 22nd day of Nov, 2005.

Signature

Secretary
Title

Notary Public

ANGELA R. WESTLAKE
Notary Public, State of New York
No. 01WE5028538
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires May 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of September 30, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 4, 2005

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2005

Assets		
Cash and cash equivalents (notes 3 and 5)	$	13,037,780
Receivable from Ultimate Parent (note 5)		208,622
Other assets		53,829
Total assets	$	13,300,231
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses (note 5)	$	581,429
Total liabilities		581,429
Commitments and contingent liabilities (note 6)		
Subordinated borrowings (notes 4 and 5)		10,000,000
Stockholder's equity:		
Common stock, no par value. Authorized, issued and outstanding 200 shares		548,487
Retained earnings		2,170,315
Total stockholder's equity		2,718,802
Total liabilities and stockholder's equity	$	13,300,231

See accompanying notes to statement of financial condition.

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Notes to Statement of Financial Condition

September 30, 2005

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent) which, in turn, is an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company deals in Australian and New Zealand fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). The Ultimate Parent performs certain execution, clearing, and settlement services for the Company.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. Cash equivalents owned, representing U.S. government securities, are valued at market value.

Securities Transactions

Securities transactions executed on behalf of customers are recorded on a settlement-date basis.

Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures and equipment used in the daily operation are rented from the Ultimate Parent's New York branch.

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Notes to Statement of Financial Condition

September 30, 2005

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2005 is as follows:

JPMorgan Chase Money Market Account	$	2,809,801
JPMorgan Chase Payroll Account		39,905
Pershing Clearing Account		100,000
Pershing Operating Account		2,965
ANZ Banking Group Limited, New York Branch – Operating Account		87,409
U.S. Treasury Bill		9,997,700
Total cash and cash equivalents	$	13,037,780

(4) Subordinated Borrowings

On March 31, 2005, the Company took out a subordinated loan in the amount of $10 million from its Parent (Subordinated Loan). The Parent irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest shall be and are subordinate of all claims of all other present and future creditors, as defined, of the Company. Under the agreement, the Company will pay the Parent, or assign on April 30, 2008, the amount borrowed and interest at the rate of 4.77% per annum from date of the agreement. At the option of the Company, but not at the option of the Parent, payment of all or any part of the Payment Obligation, as defined, prior to the maturity date may be made by the Company only upon receipt of the prior written approval of the NASD, but in no event may any prepayment be made before the expiration of one year from the date the loan agreement became effective.

The Company received approval from the NASD that the Subordinated Loan meets the NASD's subordination requirements. It is included as "good" capital in the Net Capital Computation (See note 7).

(5) Related Party Transactions

The following is a summary of amounts reflected in the statement of financial condition that are as a result of transactions with affiliated companies as of and for the year ended September 30, 2005.

ANZ Banking Group Limited, New York Branch – Operating Account	$	87,409
Receivable from Ultimate Parent		208,622
Subordinated borrowings		10,000,000
Accounts Payable		216,364

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Notes to Statement of Financial Condition

September 30, 2005

(6) Commitments and Contingent Liabilities

At September 30, 2005, future minimum rental payments under a rental agreement with the Parent, and expiring in 2010 were approximately as follows:

		Amount
Year ending September 30:		
2006	$	40,968
2007		40,968
2008		40,968
2009		40,968
2010 and thereafter		6,828
Total	$	170,700

(7) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $100,000, whichever is greater.

At September 30, 2005, the Company had net capital of $12,368,942 which is in excess of its required net capital of $ 100,000 by $12,268,942. The Company's aggregate indebtedness to net capital was 4.70%, which is in compliance with required net capital ratios in accordance with SEC Rule 15c3-1.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
ANZ Securities, Inc.:

In planning and performing our audit of the statement of financial condition of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 4, 2005